

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

LESTER SPROUSE
JEFF C. ANDERSON
ROBERT M. NOTLEY
MIKE O'BRIEN
ANNA SWENSON

November 6, 2007

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We have read the draft Current Report on Form 8-K for Texas Vanguard Oil Company explaining the termination of the auditor-client relationship, and stating that during the two most recent fiscal years and through November 5, 2007, there were no unresolved disagreements between Sprouse & Anderson, L.L.P., and that all opinions issued by Sprouse & Anderson L.L.P. during that period were unqualified. We agree with these statements.

Very truly yours,

Sprouse & Anderson, L.L.P.

SPROUSE & ANDERSON, L.L.P.

515 CONGRESS AVENUE, SUITE 1212 AUSTIN, TEXAS 78701 (512) 476-0717 FAX (512) 476-0462
www.sprousecpa.com